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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

HOMESERVICES.COM INC.
(Name of Subject Company)

HOMESERVICES.COM INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

437606106
(CUSIP Number of Class of Securities)

Ronald J. Peltier
Chairman of the Special Committee of the Board of Directors
c/o James C. Melville
Kaplan, Strangis and Kaplan, P.A.
90 South Seventh Street, Suite 5500
Minneapolis, Minnesota 55402
(612) 375-1138
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

With a copy to:

James C. Melville
Kaplan, Strangis and Kaplan, P.A.
90 South Seventh Street, Suite 5500
Minneapolis, Minnesota 55402
(612) 375-1138

Item 1. Subject Company Information.

    The name of the subject company is HomeServices.Com Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 6800 France Avenue South, Suite 600, Edina, Minnesota 55435 and its telephone number at its principal executive offices is (952) 928-5900.

    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is the common stock, par value $.01 per share, of the Company (the "Common Stock"). As of August 31, 2001, there were 8,741,300 shares of Common Stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

    The name, business address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 of this Schedule 14D-9.

    This Schedule 14D-9 relates to an offer by HMSV Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of MidAmerican Energy Holdings Company, an Iowa corporation ("MEHC"), to purchase all of the issued and outstanding shares of Common Stock not already owned by MEHC and the associated rights to purchase Series A Junior Participating Preferred Stock of the Company (the "Rights" and together with the Common Stock, the "Shares") issued pursuant to that certain Rights Agreement, dated as of October 14, 1999, between the Company and ChaseMellon Shareholder Services, L.L.C. at a purchase price of $17.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in an Offer to Purchase dated August 27, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). The Purchaser filed a Schedule TO Tender Offer Statement (the "Schedule TO") with the Securities and Exchange Commission (the "Commission") on August 27, 2001. The Schedule TO includes the Offer to Purchase as an exhibit.

    The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn at least that number of Shares (1) that would, when aggregated with the Shares owned directly or indirectly by MEHC, represent at least 90% of all Shares then outstanding (the "90% Condition") and (2) that represent a majority of the total number of Shares outstanding on the date Shares are accepted for payment that are not held by MEHC, its affiliates and the directors and executive officers of the Company (the "Public Shareholder Condition," and together with the 90% Condition, the "Minimum Condition"). Based on the Schedule TO, as of July 31, 2001 MEHC owned 7,279,100 Shares, representing 83.27% of the 8,741,300 Shares issued and outstanding as of August 31, 2001. Accordingly, assuming no exercises of options prior to the expiration of the Offer, except options to purchase 206,485 Shares in the aggregate held by Gregory E. Abel, Patrick J. Goodman, Richard J. Jaros, W. David Scott and David L. Sokol, affiliates of MEHC, that are currently or will become exercisable prior to the expiration date of the Offer (as of August 31, 2001, they held options to purchase an aggregate of 230,000 Shares, but not all of their options will be exercisable prior to the current expiration date of the Offer), (1) 773,907 Shares must be tendered and not withdrawn prior to the expiration of the Offer to satisfy the 90% Condition and (2) 519,597 Shares must be tendered by stockholders other than MEHC, its affiliates and the directors and executive officers of the Company and not withdrawn prior to the expiration of the Offer to satisfy the Public Shareholder Condition. The Schedule TO states that if the Offer is completed, MEHC and the Purchaser intend that the Purchaser will be merged with and into the Company (the "Merger"). If the 90% Condition is met, MEHC and the Purchaser will have sufficient ownership to complete a short form merger without any stockholder vote required by Delaware corporate law, making the Company a wholly owned subsidiary of MEHC.

    The address of the Purchaser and MEHC, as set forth in the Schedule TO, is 666 Grand Avenue, Des Moines, Iowa 50309. All information contained in this Schedule 14D-9 or incorporated herein by reference concerning the Purchaser, MEHC or their affiliates, or actions or events with respect to any of them, was obtained from reports or statements filed by the Purchaser or MEHC with the Commission, including, without limitation, the Schedule TO, and the Company takes no responsibility for such information.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

    Except as described or referred to below, or incorporated by reference, there exists as of the date hereof no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (1) the Company or its executive officers, directors or affiliates, (2) the Purchaser or its executive officers, directors or affiliates, or (3) MEHC or its executive officers, directors or affiliates.

    Certain agreements, arrangements and understandings between the Company and its executive officers, directors or affiliates and between the Company and MEHC and its executive officers, directors or affiliates are described under the captions "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report on Executive Compensation," "Summary Compensation Table," "Compensation of Directors," "Termination of Employment Arrangements," and "Certain Transactions and Relationships" in the Company's definitive proxy statement for its 2001 Annual Meeting of Stockholders. That information has been filed with the Commission as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated here by reference.

    Certain agreements, arrangements and understandings between the Company and its executive officers, directors and affiliates are described in the Prospectus (the "Prospectus") included in the Company's Registration Statement on Form S-1 (the "Registration Statement"), filed with the Commission on October 7, 1999 under Rule 424(b) of the Commission (Registration No. 82997), under the captions "Management-Employment Agreements" and "Certain Relationships and Related Transactions—Management Indebtedness," "—Unregistered Issuance of Stock" and "—Leases with Related Persons." That information has been filed with the Commission as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated here by reference. Those arrangements are further described in Note 12 to the annual consolidated financial statements of the Company included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000. Excerpts from that note have been filed with the Commission as Exhibit (e)(3) to this Schedule 14D-9 and are incorporated here by reference. The employment agreements between the Company or an affiliate and each of Ronald J. Peltier, Jack W. Frost, Arne M. Rovick, Joseph J. Valenti and R. Michael Knapp were filed as Exhibits 10.7, 10.9, 10.10, 10.11 and 10.12, respectively, to Amendment No. 3 to the Registration Statement filed with the Commission on September 13, 1999 (Registration No. 82997) and are incorporated here by reference.

    Ronald J. Peltier, R. Michael Knapp and Arne M. Rovick hold Shares (the "Pledged Shares") that are pledged to secure their respective obligations under notes in favor of the Company (the "Notes"), as more fully described in the Prospectus under the captions "Certain Relationships and Related Transactions—Management Indebtedness," and "—Unregistered Issuances of Stock." That information has been filed with the Commission as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated here by reference. Each of those executives will be required to substitute cash collateral equal to the net principal balance of his Note in substitution for the Pledged Shares that he tenders in the Offer.

    In connection with the acquisition by the Company of J.D. Reece Company in May 2001, the Company and Jack W. Frost entered into a letter agreement in which they confirmed certain details regarding the transition of responsibility for oversight of the Company's real estate operations in the greater Kansas City metropolitan area and that, when the transition is complete, Mr. Frost would be eligible for the benefits available under his existing employment agreement upon a termination by him for "Good Reason." A copy of the letter agreement between Mr. Frost and the Company has been filed with the Commission as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated here by reference. The employment agreement between the Company and Mr. Frost was filed as Exhibit 10.9 to Amendment No. 3 to the Registration Statement filed with the Commission on September 13, 1999 (Registration No. 82997) and is incorporated here by reference.

    The Company entered into a letter agreement with Galen K. Johnson, its chief financial officer, in connection with Mr. Johnson accepting employment with the Company in August 2000. The employment relationship between Mr. Johnson and the Company is an "employment at will" relationship. Pursuant to the agreement, Mr. Johnson receives an annual base salary of $200,000, may receive a discretionary bonus of up to 50% of base salary and was awarded stock options on 80,000 shares of Common Stock. A copy of the letter agreement between Mr. Johnson and the Company has been filed with the Commission as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated here by reference.

    In connection with the acquisition by the Company of Champion Realty Inc. in December 1999, a subsidiary of the Company, HMSVB, Inc. (now known as Champion Realty Inc.), entered into an employment agreement with Christopher C. Coile pursuant to which Mr. Coile serves as president and chief executive officer of Champion Realty. Mr. Coile had been a principal in Champion Realty prior to its acquisition by the Company. The employment relationship between Mr. Coile and the Company is an "employment at will" relationship. Pursuant to the agreement, Mr. Coile receives an annual base salary of $225,000, may receive a bonus of up to 30% of base salary and is eligible to participate in other Company benefit plans. Mr. Coile's employment agreement also contains certain non-competition and non-solicitation covenants. A copy of the employment agreement between Mr. Coile and the Company has been filed with the Commission as Exhibit (e)(6) to this Schedule 14D-9 and is incorporated here by reference.

    In connection with the acquisition by the Company of Paul Semonin Company in July 1999, that company entered into an employment agreement with Bradley J. DeVries pursuant to which Mr. DeVries served as general manager of that subsidiary. In December 1999, the Company and Mr. DeVries entered into a letter agreement, which superceded the then existing employment agreement, pursuant to which Mr. DeVries serves as president and chief executive officer of Paul Semonin Company. The employment relationship between Mr. DeVries and the Company is an "employment at will" relationship. Pursuant to the December 1999 letter agreement, Mr. DeVries receives an annual base salary of $212,256 and may receive a discretionary bonus of up to 40% of base salary. Mr. DeVries is also subject to a confidentiality, nonsolicitation and noncompete covenant in favor of the Company. A copy of the letter agreement between Mr. DeVries and the Company has been filed with the Commission as Exhibit (e)(7) to this Schedule 14D-9 and is incorporated here by reference. As described in the Offer to Purchase under the caption "Introduction," the Purchaser is not offering to purchase any options to purchase Shares. Options that remain unexercised or unvested after the consummation of the Offer and the Merger will remain outstanding. Members of the Special Committee, as of August 31, 2001, hold options to purchase an aggregate of 1,150,000 Shares.

    Additional information regarding agreements, arrangements and understandings and actual or potential conflicts of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates, (2) the Purchaser or its executive officers, directors or affiliates, or (3) MEHC or its executive officers, directors or affiliates is contained in the Offer to Purchase under the captions "Summary Term Sheet—What are the Principal Conflicts of Interest Raised by this Offer and What is Being Done About Them?," "Introduction," "Special Factors—Certain Conflicts of Interest," "Special Factors—Beneficial Ownership of Common Stock by Certain Persons," "Special Factors—Transactions and Arrangements Concerning the Shares," "Special Factors—Related Party Transactions," and "The Tender Offer." That information is incorporated here by reference.

    The Company's restated certificate of incorporation contains (and for some time has contained) limited immunities from monetary liability for the Company's directors and limited rights of indemnity for the Company's directors and officers. The Company directors and officers are also (and for some time have been) covered by director and officer insurance.

Item 4. The Solicitation or Recommendation.

    For the reasons set forth below, including, without limitation, certain potential conflicts between the interests of members of the Special Committee of the Board of Directors (the "Special Committee") and the interests of stockholders considering whether to tender their Shares in the Offer, the Special Committee has determined to remain neutral and make no recommendation with respect to the Offer. As of August 31, 2001, the members of the Special Committee, each of whom is an executive officer of the Company, held an aggregate of 206,072 Shares and options to purchase an aggregate of 1,150,000 Shares. If they continue as executive officers of the Company and do not exercise their options prior to the consummation of the Offer and the Merger, members of the Special Committee will have the opportunity to participate in the future earnings growth of the Company following the Merger and to benefit from any subsequent increase in the value of the Company.

    The Special Committee believes that each holder of Shares should make his, her or its own decision based upon all the available information, including the factors considered by the Special Committee that are described later in this Item 4, regarding whether to tender Shares and, in the case of holders who do not tender Shares or who tender but then withdraw Shares, whether to exercise statutory appraisal rights if the Purchaser completes the Offer and MEHC proceeds with the Merger. In the view of the Special Committee some of the factors discussed below support acceptance of the Offer while others support rejection of the Offer. As a consequence, given the existence of a conflict between the financial interests of members of the Special Committee and other holders of Shares, the Special Committee determined not to make a recommendation.

    The balance of this Item 4 summarizes events that preceded and occurred subsequent to the Offer, some potential benefits and risks that, in the view of the Special Committee, are associated with accepting or failing to accept the Offer, and the Special Committee's discussions with its financial advisor, U.S. Bancorp Piper Jaffray Inc. ("U.S. Bancorp Piper Jaffray"), relating to the financial analyses of the Company and the Offer provided by U.S. Bancorp Piper Jaffray to the Special Committee.

Background

    At a regularly scheduled meeting of the Board of Directors of the Company on August 22, 2001, David L. Sokol, Chairman of the Board of the Company and Chairman of the Board of MEHC, announced MEHC's intention to commence the Offer to acquire all of the outstanding Shares that it did not own at $17.00 per Share. At that meeting, Mr. Sokol informed the Board that MEHC does not have a present intention of selling its interest in the Company or entertaining offers for its interest in the Company. The Board of Directors established a committee of all of the members of the Board who are not directors, officers or stockholders of MEHC. The Special Committee consists of Jack W. Frost, R. Michael Knapp and Ronald J. Peltier, each of whom is an executive officer of the Company and a holder of Shares and/or options to purchase Shares. The Special Committee was authorized to consider and evaluate the Offer for purposes of making on behalf of the Company, pursuant to Rule 14e-2 of the Securities Exchange Act of 1934, such recommendation regarding the Offer to the Company's stockholders as the Special Committee should determine to be appropriate. The Special Committee was also authorized to retain independent legal counsel and an independent financial advisor to assist it with its consideration. In the days immediately following the meeting, the Special Committee solicited and collected recommendations for legal counsel and an independent financial advisor for the Special Committee and negotiated the terms of their engagement.

    On August 22, 2001, MEHC issued a press release announcing its intention to commence the Offer and on August 27, 2001, the Purchaser and MEHC filed the Schedule TO with the Commission and mailed the Offer to Purchase and related documents to the Company's stockholders.

    On August 28, 2001, the Special Committee met at the Company's headquarters in Edina, Minnesota. Representatives of Kaplan, Strangis and Kaplan, P.A. and U.S. Bancorp Piper Jaffray also attended that meeting. At the meeting, in executive session, representatives of Kaplan, Strangis and Kaplan explained and discussed with Special Committee members the statutory and fiduciary duties of the Special Committee and various aspects of federal securities law and Delaware corporate law applicable to the Offer and to the Merger and the responsibilities and authority of the Special Committee. Representatives of Kaplan, Strangis and Kaplan then reviewed and discussed with Special Committee members its qualifications to represent the Special Committee, including, without limitation, its experience in similar matters and the lack of any professional or other relationship with MEHC or any of its stockholders. The Special Committee then formally approved the retention of Kaplan, Strangis and Kaplan to act as its legal counsel. The Special Committee, in executive session with its legal advisors, also reviewed the qualifications of U.S. Bancorp Piper Jaffray to act as its financial advisor. After discussion, representatives of U.S. Bancorp Piper Jaffray were invited into the meeting to discuss the scope of its engagement and any potential conflicts of interest arising from the investment bank's past activities as a co-underwriter of the Company's initial public offering and as a market maker for the Company's securities and its role in publishing research reports on the Company. After satisfying itself that the investment bank was qualified to render independent financial advice with respect to the Offer, the Special Committee formally approved the retention of U.S. Bancorp Piper Jaffray as its independent financial advisor subject to final agreement on the terms of its engagement, the negotiation of which was completed shortly thereafter. The Special Committee members, together with its legal and financial advisors, then discussed action steps and a time line to fulfill its responsibilities. The Special Committee, with its advisors, discussed the nature of the due diligence and financial analysis that U.S. Bancorp Piper Jaffray would be conducting with respect to the Company and the process, including interactions with MEHC, that might follow U.S. Bancorp Piper Jaffray's preliminary financial analyses of the Offer.

    On August 29, 2001, the Company issued a press release announcing that, on or before September 10, 2001, the Special Committee would advise stockholders publicly whether it would recommend acceptance or rejection of the Offer, express no opinion and remain neutral on the Offer, or be unable to take a position with respect to the Offer. In the press release, the Special Committee requested that stockholders defer making a decision whether to accept or reject the Offer until being advised of the Special Committee's position on the Offer.

    At a meeting of the Special Committee held on September 1, 2001, representatives of U.S. Bancorp Piper Jaffray shared its preliminary financial analyses of the Company and the Offer, including valuation ranges, with the Special Committee and representatives of Kaplan, Strangis and Kaplan. The financial analysis was preliminary because, among other reasons, U.S. Bancorp Piper Jaffray had not then had an opportunity to confirm certain financial information with Company management. Special Committee members engaged in substantial discussion with its financial advisors regarding the valuation methodologies used and the conclusions that could be drawn from the financial analysis performed. The Special Committee also discussed with its legal and financial advisors certain other factors relevant to its recommendation regarding the Offer. At that meeting, and after considering U.S. Bancorp Piper Jaffray's preliminary financial analysis of the Company and the Offer, the Special Committee decided to initiate discussions with MEHC to encourage it to increase the Offer Price to the Company's minority stockholders.

    On September 2, 2001, representatives of the Special Committee spoke with representatives of MEHC and urged MEHC to improve the Offer Price to the Company's minority stockholders. MEHC did not agree to increase the Offer Price.

    On September 6, 2001, the Special Committee met with its financial and legal advisors. U.S. Bancorp Piper Jaffray presented and discussed with the Special Committee its financial analyses of the Company and the Offer. A summary of such analyses is described below under the caption "Analyses by the Special Committee's Financial Advisor." The Special Committee then considered and discussed a number of factors with respect to the Offer. The Special Committee thereafter decided that it would remain neutral with respect to the Offer and not make any recommendation to the holders of Shares regarding the Offer or the Merger.

Considerations and Neutral Position

    In reaching its determination to remain neutral with respect to the Offer and make no recommendation to the holders of Shares regarding the Offer or the Merger, the Special Committee considered a number of factors. Some of those factors supported acceptance of the Offer. Other factors supported rejection of the Offer. As a consequence, and given the conflict between the financial interests of members of the Special Committee, who will have an opportunity to share in any further appreciation in value of the Company as executives and stock option holders, and the financial interests of other holders of Shares, the Special Committee determined not to make a recommendation.

    The following is a summary of some of the principal factors that the Special Committee considered:

  1.
  Analyses by U.S. Bancorp Piper Jaffray.  The Special Committee's discussions with U.S. Bancorp Piper Jaffray regarding the financial advisor's financial analyses of the Company and the Offer (summarized later in this Schedule 14D-9), which reflect under certain valuation methodologies an implied enterprise value of the Company as a whole substantially in excess of $17.00 per share.

  2.
  Lack of Other Proposals and MEHC's Unwillingness to Sell the Company.  The Special Committee believes that it might be possible to sell the Company to a third party after reasonable efforts to solicit buyers at a price per share in excess of the Offer Price of $17.00 per Share. However, to the Special Committee's knowledge, no third party other than MEHC, has made any proposal to purchase most or all of the Shares in a single block. Additionally, MEHC has confirmed in the Offer to Purchase its previous statements to the Company's Board of Directors that MEHC does not presently intend to sell its interest in the Company or to entertain offers for its interest in the Company.

  3.
  No Opportunity to Participate in Future Growth.  Stockholders who tender their Shares in the Offer, except for those who will continue to hold options to acquire Shares in the future, will not have the opportunity to participate in any future growth in the value of the Company. Members of the Special Committee believe, subject to the factors identified under the caption "Forward-Looking Statements" below, that the Company's prospects for continued growth are good due to, among other things, its significant presence in the markets that it serves and the potential for future acquisitions as consolidation occurs in the residential real estate brokerage market.

  4.
  Financial and Business Prospects of the Company.  The financial condition, results of operations, competitive position, opportunity for growth and prospects of the Company, including a comparison of the "Original Forecast" (as defined below) disclosed in the Offer to Purchase and the "Revised Forecast" (as defined below), both of which are summarized below.

  5.
  Historical Market Prices of Company Stock.  The Offer Price of $17.00 per Share represents a 38.8% premium over the reported closing price of $12.25 per Share on August 21, 2001, the last trading day before the announcement of the Offer; a 48.8% premium over the average reported closing price of $11.58 per Share for the 60 trading days prior to the announcement of the Offer; and a 49.3% premium over the average reported closing price of $11.39 per Share for the 270 trading days prior to the announcement of the Offer.

  6.
  Liquidity, Trading Volume and Lack of Analyst Coverage.  Due to the historical and continuing substantial ownership by MEHC and directors and executive officers of MEHC and the

    Company of the Company's Common Stock (currently more than 88% of the outstanding Shares of the Company's Common Stock), the liquidity and the trading volume for the remaining outstanding Shares is relatively low. Additionally, only two investment banking firms currently publish research reports on the Company. Illiquidity typically has an adverse effect on trading prices, which can be further depressed by limited research analyst coverage. In the view of the Special Committee after discussion with its financial advisors, the lack of liquidity, low trading volume and minimal analyst coverage contributes to trading prices that do not fully capture the fundamental value of the Company.

  7.
  Possible Decline in the Market Price of the Shares if MEHC Withdraws the Offer.  The possibility that, if a transaction with MEHC is not completed or MEHC were to withdraw the Offer, the market price for the Shares could decline to pre-Offer market prices. The last reported closing market price per Share before the announcement of the Offer was $12.25 per Share.

  8.
  Certain Rights Associated With MEHC's 83.27% Ownership Interest.  As an alternative to the Offer and the Merger, MEHC currently has sufficient voting power to approve a merger of the Company with MEHC, involving a different price than the Offer Price and other terms and conditions than those governing the Offer, without the affirmative vote of any other stockholders of the Company.

  9.
  Availability of Appraisal Rights for Holders Who Do Not Tender Shares.  Stockholders who do not tender Shares or who tender but then withdraw Shares, may exercise statutory rights for an appraisal of the "fair value" of their Shares if the Purchaser completes the Offer and MEHC proceeds with the Merger. Those rights, including the procedures stockholders must follow in order to effectively demand and perfect such rights, are summarized under the caption "Special Factors—Appraisal Rights in the Merger" in the Offer to Purchase. The Delaware statute governing appraisal rights is attached to the Offer to Purchase as Annex A.

  10.
  Real Estate Industry Prospects.  Economist reports regarding the U.S. economy in general and the potential negative impact of a softening U.S. economy on the residential real estate market.

  11.
  Conflicts of Interest.  The conflicts of interest of certain Company officers and directors described elsewhere in this Schedule 14D-9.

    The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive but includes all material factors considered by the Special Committee. The Special Committee did not assign any relative or specific weights to the foregoing factors, and individual members of the Special Committee may have given differing weights to different factors. The determination of the Special Committee to remain neutral regarding the Offer was made after consideration of all the factors taken as a whole. Throughout its deliberations, the Special Committee received the advice of its legal and financial advisors who were retained to advise the Special Committee in connection with the Offer and related matters.

    The Special Committee did not consider the book value or the liquidation value of the Company's or its subsidiaries' assets as meaningful measures of the fair value of the Shares and did not consider liquidation as an attractive course of action. Accordingly, the Special Committee did not seek an appraisal of the liquidation value of these assets.

Financial Projections

    The Company does not make public its forecasts or projections regarding future revenues, net income or other income statement or balance sheet information. In the fall of 2000, the Company provided a financial forecast (the "Original Forecast") to its Board of Directors for purposes of developing its internal budgets and to permit MEHC to develop its internal budgets. The Original Forecast was prepared solely for the internal use of the Company and MEHC and was not reviewed by the Company's independent accountants or prepared for publication or with a view to complying with Commission guidelines. As part of its regular monthly corporate reporting, in July 2001, the Company's management provided MEHC with a revised net income forecast for the year ending December 31, 2001 of $17.535 million, which took into consideration the acquisitions consummated since the Original Forecast was prepared as well as the change to full consolidation accounting for the Company's mortgage joint venture operations effective January 1, 2001. MEHC included the Original Forecast and the management update in the Offer to Purchase because they had been furnished to MEHC.

    In connection with the Special Committee's consideration of the Offer, the Company's management furnished the Special Committee and U.S. Bancorp Piper Jaffray with a revised forecast for 2001 through 2006 (the "Revised Forecast", and together with the Original Forecast, the "Forecasts") that updates the first six years of the Original Forecast to give effect on a pro forma basis to the acquisitions consummated since the Original Forecast was prepared, the change to full consolidation accounting for the Company's mortgage joint venture operations effective January 1, 2001, and the change in accounting principles resulting from the issuance of Statement of Financial Accounting Standard No. 142 which states that goodwill and indefinite lived intangible assets will no longer be amortized. The Original Forecast was prepared by the Company's management for the 10-year period of 2001-2010 at the request of MEHC. The Company's management prepared the Revised Forecast for a shorter six-year period of 2001-2006 because, in the view of the Company's management and the Special Committee, the numerous assumptions and uncertainties inherent in preparing financial projections have a significant negative impact on the analytical value of longer-term business forecasts.

    Neither the Original Forecast nor the Revised Forecast reflects the effects of the Offer, the Merger or any other future corporate transactions. Moreover, none of the projections contained in the Forecasts were prepared with a view toward public disclosure or compliance with the public guidelines of the Commission or the American Institute of Certified Public Accountants regarding forward looking information or generally accepted accounting principles. The Company's independent auditors have not compiled, examined or performed any procedures with respect to the Forecasts, nor have they expressed or been asked to express any opinion or given or been asked to give any assurances with respect to the projections or whether they were achievable. The Forecasts are necessarily based on numerous assumptions, many of which are outside of the control of the Company and may not prove to be, or may no longer be, accurate. Additionally, the Forecasts do not and necessarily cannot anticipate all changes in business, economic, competitive or other considerations, or other events that may occur in the future, that were not anticipated or predicted when the projections were prepared. Also, neither of the Forecasts reflects the effect of possible acquisitions in the future. Accordingly, the Forecasts are not necessarily indicative of future performance. Future performance may be significantly more or less favorable than Forecasts. Stockholders are cautioned not to place undue reliance on the Forecasts.

    Historical financial information for the Company appears in its Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and its subsequent Quarterly Reports on Form 10-Q, all filed with the Commission.

    A summary of the Original Forecast for 2001 - 2010 (dollars in thousands) is as follows:

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Total Revenues	495,151	511,046	526,813	543,296	559,945	577,673	595,880	614,635	633,960	653,866
Net Income	15,950	17,163	17,313	17,490	18,187	19,203	20,119	20,926	21,714	22,645
Total Assets	172,325	192,230	212,308	227,835	244,106	261,440	279,741	298,903	318,906	339,894
Total Stockholders' Equity	96,941	114,104	131,418	148,908	167,095	186,298	206,416	227,342	249,056	271,701
Net Cash Flows From Operating Activities	30,054	30,368	30,564	31,071	32,067	33,145	34,242	35,419	36,615	37,706

    A summary of the Revised Forecast for 2001-2006 (dollars in thousands) is as follows:

	2001	2002	2003	2004	2005	2006
Total Revenues	604,344	593,193	614,093	635,731	657,390	680,486
Net Income	17,535	22,244	22,383	22,594	23,326	24,376
Total Assets	186,920	213,608	240,431	262,742	285,836	310,034
Total Stockholders' Equity.	97,941	120,185	142,568	165,163	188,489	212,865
Net Cash Flow From Operating Activities	38,915	33,734	33,975	34,527	35,569	36,693

    The Revised Forecast reflects acquisitions made during the year 2001, a change to full consolidation accounting for the Company's mortgage joint venture operations, and the discontinuance of the amortization of goodwill beginning in 2002. Net cash flow from operating activities for 2001 in the Revised Forecast was favorably impacted in the amount of $4.145 million from liquidation of mortgage loans held for resale that were not replaced since the Company entered into a new joint venture for mortgage originations that did not require it to hold mortgages for resale.

Analyses by the Special Committee's Financial Advisor

    The Special Committee has engaged U.S. Bancorp Piper Jaffray to act as its exclusive financial advisor with respect to the Offer. Since the Special Committee has determined to remain neutral regarding the Offer for the reasons discussed above, it did not request any opinion from U.S. Bancorp Piper Jaffray as to the fairness, from a financial point of view, of the Offer Price to the holders of Shares. Accordingly, U.S. Bancorp Piper Jaffray has not provided any determination, recommendation or opinion to the Special Committee. U.S. Bancorp Piper Jaffray has assisted the Special Committee by providing financial analyses in connection with its consideration of the Offer. These analyses were provided for the exclusive information and sole assistance of the Special Committee in connection with its consideration of the Offer, and do not constitute any view of U.S. Bancorp Piper Jaffray concerning the Offer, including without limitation the fairness of the Offer Price. U.S. Bancorp Piper Jaffray makes no recommendation to any holder of Shares as to whether the holder should tender Shares in the Offer, or if MEHC proceeds with the Merger, whether any holder of Shares should exercise statutory appraisal rights.

    In preparing the analyses provided to the Special Committee, U.S. Bancorp Piper Jaffray reviewed and analyzed, among other things:

  •
  The Schedule TO, dated August 27, 2001, with respect to the Offer;

  •
  General business and financial due diligence with members of the Company's senior management team, including background and rationale for the transaction, the financial condition, operating performance, balance sheet characteristics and additional new business prospects of the Company;

  •
  Publicly available business and financial information relating to the Company that U.S. Bancorp Piper Jaffray deemed relevant, including Annual Reports on Form 10-K for the fiscal years ended December 31, 2000, 1999, and 1998, and Quarterly Reports on Form 10-Q for the quarters ended June 30, 2001, March 31, 2001, September 30, 2000 and June 30, 2000;

  •
  The most recent interim financial statements and other Company operating data since the June 30, 2001 Quarterly Report on Form 10-Q;

  •
  Financial projections prepared by management of the Company (which were the same as the "Revised Forecast" included above under the heading "Financial Projections");

  •
  Board of Director information packages for the meetings held in February, May and August 2001;

  •
  To the extent available publicly, financial terms of other merger and acquisition transactions deemed relevant by U.S. Bancorp Piper Jaffray;

  •
  Financial, market performance and other data of publicly traded businesses deemed relevant by U.S. Bancorp Piper Jaffray for comparison with similar data from the Company; and

  •
  Additional information and analyses as deemed necessary by U.S. Bancorp Piper Jaffray, including assessment of general economic, industry and financial market conditions.

    U.S. Bancorp Piper Jaffray relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information provided to it by the Company or otherwise made available to U.S. Bancorp Piper Jaffray, and did not attempt to verify independently this information. U.S. Bancorp Piper Jaffray assumed, in reliance on assurances from the management of the Company, that the information provided to U.S. Bancorp Piper Jaffray by the Company was prepared on a reasonable basis and, with respect to financial projections and other business outlook information, reflected the best currently available estimates and judgments of the management of the Company as to the future performance of the Company, and that the management of the Company was not aware of any information or facts that would make the information provided to U.S. Bancorp Piper Jaffray incomplete or misleading. U.S. Bancorp Piper Jaffray also assumed that there were no material changes in the Company's assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to U.S. Bancorp Piper Jaffray. U.S. Bancorp Piper Jaffray assumed that the Schedule TO filed by MEHC in connection with the Offer and Merger accurately reflects all terms relevant to its analysis and that any other transactions contemplated in the Schedule TO will be consummated as described in the Schedule TO. U.S. Bancorp Piper Jaffray did not assume responsibility for making an independent evaluation, appraisal or physical inspection of the assets or individual properties of the Company or MEHC and was not furnished with any such appraisals. The U.S. Bancorp Piper Jaffray analyses were based on economic, monetary and market conditions existing on, and the information made available to U.S. Bancorp Piper Jaffray as of, September 5, 2001.

    Due to the fact, as confirmed in the Offer to Purchase, that MEHC has informed the Board of Directors of the Company that it does not presently intend to sell its interest in the Company or to entertain offers for its interest in the Company, the Special Committee did not request U.S. Bancorp Piper Jaffray to solicit, and U.S. Bancorp Piper Jaffray did not solicit, any indications of interest from any third party with respect to the purchase of all or any part of the Company's shares or assets.

    In its analyses, U.S. Bancorp Piper Jaffray made numerous assumptions regarding industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. U.S. Bancorp Piper Jaffray does not assume responsibility if future results are materially different from the results described in its analyses. Estimates in these analyses were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than the values described in these analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which those businesses may actually be sold.

    The following is a summary of the U.S. Bancorp Piper Jaffray report presented to the Special Committee on September 6, 2001. This summary includes information presented in tabular format. In order to fully understand the financial analyses presented by U.S. Bancorp Piper Jaffray, these tables must be read together with the text of each analysis summary, and considered as a whole. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below should not be taken as any indication of the relative weight given to these analyses by U.S. Bancorp Piper Jaffray or the Special Committee.

Selected Market Information

    U.S. Bancorp Piper Jaffray reviewed selected market information concerning the Company's Common Stock. Among other things, U.S. Bancorp Piper Jaffray noted the following with respect to the trading of the Company's Common Stock:

  •
  The closing sales price on September 5, 2001 was $17.18.

  •
  Over the 52-week period ended September 5, 2001, the stock had traded in a range from $10.00 to $17.28, and had an average daily volume of 15,377 shares.

  •
  The 30, 60, 90 and 180-day trading averages ended on September 5, 2001 were $13.68, $12.25, $12.24, and $11.87 per share, respectively.

  •
  As of September 5, 2001, two analysts covered the Company's Common Stock.

  •
  From October 8, 1999 to August 21, 2001 (the day before the announcement of MEHC's intention to commence the Offer), virtually all of the trading volume in the stock had occurred at prices of $16.00 or less, and most had occurred at prices of $15.00 or less.

Comparable Companies

    U.S. Bancorp Piper Jaffray reviewed and compared financial, operating and stock market information relating to the Company with a group of publicly traded companies U.S. Bancorp Piper Jaffray deemed comparable with the Company. These companies consisted of residential real estate agencies, commercial real estate agencies, mortgage companies and title insurance companies.

    Using publicly available data, U.S. Bancorp Piper Jaffray calculated and analyzed the ratio of each comparable company's "company value" to its earnings before interest, taxes, depreciation, and amortization for the last 12 months ("LTM EBITDA") and earnings before interest and taxes for the last 12 months ("LTM EBIT"), and the ratio of each comparable company's current stock price to its earnings for the last 12 months ("LTM Earnings"), projected earnings for 2001 and projected earnings for 2002. The "company value" for each company was obtained by adding its short-term and long-term debt to the sum of the market value of its common equity and the value of any preferred stock (at liquidation value) and subtracting its cash and cash equivalents. The analysis indicated the following multiples as of September 5, 2001:

Comparable Company Multiples
	Offer		Median	Mean	Minimum	Maximum
Company Value as a Multiple of:
LTM EDITDA	4.4x		6.0x	7.2x	2.9x	18.4x
LTM EBIT	6.3x		8.5x	12.2x	4.5x	41.6x
Price Per Share as a Multiple of:
LTM Earnings	9.1x		11.7x	12.8x	6.7x	28.4x
2001 (Projected) Earnings	8.9x		9.4x	9.2x	7.6x	11.7x
2002 (Projected) Earnings	7.8x	*	9.1x	9.6x	8.3x	12.1x

*
This multiple would be 7.0x assuming discontinuance of goodwill amortization in 2002. Corresponding multiples for the comparable company group were not available.

Comparable Transactions

    U.S. Bancorp Piper Jaffray reviewed and compared valuation multiples and premiums paid in merger and acquisition transactions that have occurred since January 1, 1997 involving companies U.S. Bancorp Piper Jaffray deemed comparable with the Company. U.S. Bancorp Piper Jaffray based its analyses on information obtained from SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources. However, certain of the information available to U.S. Bancorp Piper Jaffray for these transactions was incomplete, particularly for transactions involving privately held companies.

    For its analysis of the multiples paid in transactions with businesses comparable to the Company's, U.S. Bancorp Piper Jaffray reviewed transactions involving real estate agent and manager companies (certain of which were confidential) and transactions in which mortgage bankers and brokers and title insurance companies were acquired. U.S. Bancorp Piper Jaffray calculated and analyzed company value (for this analysis, except as noted below, determined by adding short-term and long-term debt to the aggregate transaction purchase price and subtracting cash and cash equivalents) as a multiple of LTM EBITDA for confidential transactions with real estate agent and manager companies and, for all other transactions, as a multiple of revenue for the last 12 months ("LTM Revenue"), LTM EBITDA, LTM EBIT and net income for the last 12 months ("LTM Net Income"). This analysis indicated the following multiples:

Comparable Transaction Multiples
	Offer	Median	Mean	Minimum	Maximum
Confidential Transactions:
LTM EBITDA	4.4x	4.3x	4.6x	4.0x	5.9x
All Other Transactions:
LTM Revenue	0.4x	2.4x	3.3x	0.3x	13.9x
LTM EBITDA	4.4x	10.2x	10.8x	4.5x	23.6x
LTM EBIT	6.3x	12.2x	14.4x	5.4x	36.9x
LTM Net Income*	9.1x	16.3x	16.6x	7.0x	31.3x

*
For this measure, company value consisted only of aggregate transaction purchase price.

    U.S. Bancorp Piper Jaffray also analyzed the implied premiums paid in selected transactions with businesses comparable to the Company's relative to public market pre-announcement trading prices. For this analysis, U.S. Bancorp Piper Jaffray reviewed the transactions in its multiple analysis above where the target company had public trading information, as well as going private transactions in which less than 50% of the target company's equity was acquired and going private transaction in which less than 25% of the target company's equity was acquired. This analysis presented the following implied premiums data:

		Comparable Premiums (%)
	Offer	Median	Mean	Minimum	Maximum
Going Private <50%:
1 Month Prior to Announcement	56.5	29.3	39.8	-57.3	279.3
1 Week Prior to Announcement	40.5	24.8	37.5	-57.3	281.5
1 Day Prior to Announcement	38.8	22.3	33.8	-57.3	279.3
Going Private <25%:
1 Month Prior to Announcement	56.5	35.1	36.5	-57.3	152.6
1 Week Prior to Announcement	40.5	23.5	30.0	-57.3	242.9
1 Day Prior to Announcement	38.8	17.7	23.8	-57.3	242.9
All Other Transactions:
1 Month Prior to Announcement	56.5	41.5	51.3	7.3	100.0
1 Week Prior to Announcement	40.5	36.1	35.3	12.1	55.8
1 Day Prior to Announcement	38.8	32.9	29.3	7.1	50.9

Discounted Cash Flow Analysis

    U.S. Bancorp Piper Jaffray performed a discounted cash flow analysis on the projected financial information of the Company from July 1, 2001 through December 31, 2006 based upon operating and financial assumptions, forecasts and other information provided to U.S. Bancorp Piper Jaffray by the management of the Company. These projections are the same as the "Revised Forecast" included above under the heading "Financial Projections." Using this information, U.S. Bancorp Piper Jaffray discounted to a present value the projected stream of operating income through year 2006, as adjusted for income taxes (at an assumed rate of 41.5%), projected depreciation and amortization, forecasted working capital adjustments and forecasted capital expenditures. To estimate the residual value of the Company at the end of the forecast period (the "terminal value"), U.S. Bancorp Piper Jaffray applied a range of multiples from 4.5x to 5.5x to projected 2006 EBITDA. U.S. Bancorp Piper Jaffray used discount rates in this analysis ranging from 12.0% to 16.0%.

    Based on these discount rates and the range of terminal values, U.S. Bancorp Piper Jaffray calculated the implied equity value per share of the Company's Common Stock in a range from approximately $15.96 to $22.59.

    Although the summary set forth above does not purport to be a complete description of the analyses performed by U.S. Bancorp Piper Jaffray, the material analyses performed by U.S. Bancorp Piper Jaffray in assisting the Special Committee are summarized above. However, a transaction such as MEHC's proposed acquisition of the Company is not necessarily susceptible to partial analysis or summary description. U.S. Bancorp Piper Jaffray believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or selecting part or all of the above summary, without considering all factors and analyses, would create an incomplete view of the processes underlying the analyses performed by U.S. Bancorp Piper Jaffray for the Special Committee. U.S. Bancorp Piper Jaffray may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations shown in some analyses should not be taken as U.S. Bancorp Piper Jaffray's view of the actual value of the Company. The fact that any specific analysis is referred to in the summary above is not meant to indicate that analysis was given greater weight than any other analysis provided by U.S. Bancorp Piper Jaffray to the Special Committee.

    As compensation for its services in connection with its financial analyses, the Company has agreed to pay U.S. Bancorp Piper Jaffray an aggregate fee of $600,000. In addition, the Company has agreed to reimburse U.S. Bancorp Piper Jaffray for its reasonable out of pocket expenses in connection with its engagement and to indemnify U.S. Bancorp Piper Jaffray against certain liabilities incurred in connection with its engagement, including liabilities under federal securities laws. See Item 5 below.

    U.S. Bancorp Piper Jaffray was the lead underwriter for the Company's initial public offering, which was consummated on October 7, 1999. U.S. Bancorp Piper Jaffray has from time to time issued research reports and recommendations on the Company's Common Stock and, in the ordinary course of business, acts as a market maker for the Company's Common Stock. As stated in the Offer to Purchase under the heading "Background of the Offer," during 2000 U.S. Bancorp Piper Jaffray sold shares of the Company's Common Stock it held for its own account to MEHC and the Company, including 500,000 shares sold to MEHC at $8.375 per share on April 14, 2000 and 1,700,000 shares sold to the Company at $10.50 per share on October 12, 2000.

    The Special Committee selected U.S. Bancorp Piper Jaffray on the basis of U.S. Bancorp Piper Jaffray's experience and reputation in valuing securities in connection with mergers and acquisitions and its historical investment banking relationship and familiarity with the Company. U.S. Bancorp Piper Jaffray is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements, and valuations for estate, corporate and other purposes.

Intent to Tender

    To the Company's knowledge, after reasonable inquiry, all executive officers, directors and affiliates of the Company currently intend to tender pursuant to the Offer all Shares that are held of record or beneficially owned by such persons except with respect to Shares underlying vested stock options as to which decisions have not been made and when made, such decisions may differ between and among individual option holders.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

    The Special Committee entered into a letter agreement with U.S. Bancorp Piper Jaffray dated as of August 28, 2001 (the "Engagement Letter"), pursuant to which the Special Committee engaged U.S. Bancorp Piper Jaffray to act as its exclusive financial advisor in connection with the Offer. Subject to the terms and conditions of the Engagement Letter, U.S. Bancorp Piper Jaffray agreed to act as exclusive financial advisor to the Special Committee and to assist the Special Committee with a financial analysis of the Offer and, if requested by the Special Committee, to render an opinion to the Special Committee with regards to the fairness, from a financial point of view, to the Company's stockholders of the Offer Price. In connection with the Engagement Letter, the Company agreed to pay U.S. Bancorp Piper Jaffray an aggregate fee of $600,000, $100,000 to be paid upon the execution of the Engagement Letter and the balance of which was to be paid upon delivery of U.S. Bancorp Piper Jaffray's financial analyses to the Special Committee. In addition, the Company has agreed to reimburse U.S. Bancorp Piper Jaffray for its reasonable out of pocket expenses in connection with its engagement and to indemnify U.S. Bancorp Piper Jaffray against certain liabilities incurred in connection with its engagement, including liabilities under federal securities laws.

    The Special Committee also retained Kaplan, Strangis and Kaplan, P.A. to act as legal advisor to the Special Committee in connection with the Offer.

    Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to holders of Shares on the Company's behalf concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

    No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except that on August 24, 2001, R. Michael Knapp, a director of the Company, sold 1,000 Shares at $17.10 per Share in an open market transaction.

Item 7. Purposes of the Transaction and Plans or Proposals.

    (a) Except as described in this Schedule 14D-9, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company, or any other person.

    (b) Except as described in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization, indebtedness or dividend rate or policy of the Company.

    (c) Except as described in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in this Item 7.

Item 8. Additional Information to be Furnished.

Antitrust

    The acquisition by the Purchaser of the shares is exempt from the reporting and waiting period requirements imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

State Anti-Takeover Statute

    Section 203 of the Delaware General Corporation Law in general prohibits a Delaware corporation such as the Company from engaging in a "Business Combination" (defined to include a variety of transactions including tender offers and mergers) with an "Interested Stockholder" (defined generally as a person that beneficially owns at least 15% of the voting stock of the subject corporation) for three years after that person became an Interested Stockholder, unless, before that, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder. Section 203 is not applicable to the Offer or the Merger because MEHC has been an Interested Stockholder for more than three years.

Appraisal Rights

    Holders of the Shares do not have statutory appraisal rights as a result of the Offer. However they can exercise such rights in connection with the Merger if MEHC proceeds with the Merger. Those rights, including the procedures stockholders must follow in order to effectively demand and perfect such rights, are summarized under the caption "Special Factors—Appraisal Rights in the Merger" in the Offer to Purchase. The Delaware statute governing appraisal rights is attached to the Offer to Purchase as Annex A.

Item 9. Material to be Filed as Exhibits.

(e)(1)	Excerpts from the Company's Proxy Statement dated April 16, 2001 for the Annual Meeting of Stockholders held on May 16, 2001.
(e)(2)	Excerpts from the Prospectus included as part of the Company's Registration Statement on Form S-1, filed with the Commission on October 7, 1999 under Rule 424(b) of the Commission (Registration No. 82997).
(e)(3)	Excerpts from Note 12 to the annual consolidated financial statements of the Company contained in the Company's Annual Report on Form 10-K405 for the Fiscal Year Ended December 31, 2000.
(e)(4)	Letter Agreement between the Company and Jack W. Frost dated May 10, 2001.
(e)(5)	Letter Agreement between the Company and Galen K. Johnson dated August 23, 2000.
(e)(6)	Employment Agreement between HMSVB, Inc. and Christopher C. Coile dated November 22, 1999.
(e)(7)	Letter Agreement between the Company and Bradley J. DeVries dated December 22, 2000.

FORWARD-LOOKING STATEMENTS

    This document and the exhibits incorporated herein by reference may contain certain statements that are considered "forward-looking statements." Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be realized. These forward-looking statements are subject to numerous risks and uncertainties and involve numerous assumptions, including, but not limited to, the risks inherent in the Company's business, changes in general economic conditions, the Company's ability to execute its business plans and other risks described from time to time in the Company's reports with the Securities and Exchange Commission, including quarterly reports on Form 10-Q, annual reports on Form 10-K and reports on Form 8-K.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 10, 2001	HOMESERVICES.COM INC.
	By:	/s/ RONALD J. PELTIER
	Name:	Ronald J. Peltier
	Title:	Chairman of the Special Committee of the Board of Directors

EXHIBIT INDEX

Exhibit Number	Description
(e)(1)	Excerpts from the Company's Proxy Statement dated April 16, 2001 for the Annual Meeting of Stockholders held on May 16, 2001.
(e)(2)
Excerpts from the Prospectus included as part of the Company's Registration Statement on Form S-1, filed with the Commission on October 7, 1999 under Rule 424(b) of the Commission (Registration No. 82997).
(e)(3)	Excerpts from Note 12 to the annual consolidated financial statements of the Company contained in the Company's Annual Report on Form 10-K405 for the Fiscal Year Ended December 31, 2000.
(e)(4)	Letter Agreement between the Company and Jack W. Frost dated May 10, 2001.
(e)(5)	Letter Agreement between the Company and Galen K. Johnson dated August 23, 2000.
(e)(6)	Employment Agreement between HMSVB, Inc. and Christopher C. Coile dated November 22, 1999.
(e)(7)	Letter Agreement between the Company and Bradley J. DeVries dated December 22, 2000.

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contracts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
Background
Considerations and Neutral Position
Financial Projections
Analyses by the Special Committee's Financial Advisor
Intent to Tender
  Item 5. Persons/Assets Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information to be Furnished.
Antitrust
State Anti-Takeover Statute
Appraisal Rights
  Item 9. Material to be Filed as Exhibits.
FORWARD-LOOKING STATEMENTS
SIGNATURE
EXHIBIT INDEX